SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

CLARK, INC.
(Name of Issuer)
CLARK, INC.
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share and associated preferred stock purchase rights
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)
Kurt Laning Vice President Clark, Inc. 333 West Wacker Drive Suite 810 Chicago, Illinois 60606 (312) 697-3450
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement) ____________________________
Copies to:

William J. Kelty, Esq. Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, IL 60606	Craig Vermie, Esq. AUSA Holding Company 4333 Edgewood Road, NE Cedar Rapids, IA 52499 (312) 355-8511	John T. Blatchford, Esq. Vedder, Price, Kaufman & Kammholz, P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500

This statement is filed in connection with (check the appropriate box):

a.	☐
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$293,045,702	$31,356
_____________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $17.21, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $17.21 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.

(2)	The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,153
Form or Registration No.:	Schedule TO
Filing Parties:	AUSA Merger Sub, Inc., AUSA Holding Company, AEGON USA, Inc. and AEGON N.V.
Date Filed:	December 13, 2006

Amount Previously Paid:	$1,203
Form or Registration No.:	Schedule TO (Amendment No. 1)
Filing Parties:	AUSA Merger Sub, Inc., AUSA Holding Company, AEGON USA, Inc. and AEGON N.V.
Date Filed:	February 16, 2007

INTRODUCTION

This Amendment No. 3 further amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) filed by Clark, Inc. (the “Company”) with the Securities and Exchange Commission in connection with the tender offer for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) by AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AUSA Holding Company, a Maryland corporation (“AUSA”).

The purpose of this Amendment No. 3 to the Schedule 13E-3 is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Amendment to the Schedule 13E-3.

Item 15. Additional Information

Subsection (b), “Other Material Information,” of Item 15 of the Schedule 13E-3 is hereby supplemented as follows:

Following acceptance of shares tendered in the Offer, which together with the shares already owned by Parent or Purchaser represented in excess of 90% of the outstanding shares of the Company, on March 12, 2007, Purchaser was merged with and into the Company upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, each share of common stock of the Company issued and outstanding immediately prior to the effective time of the Merger (other than those held by Parent or the Company, or holders who properly exercise appraisal rights) was converted into the right to receive $17.21 in cash, without interest, subject to appraisal rights. Upon the effective time of the Merger, the separate corporate existence of Purchaser terminated, the Company became a wholly-owned subsidiary of Parent and the name of the surviving corporation was designated to be “Clark, Inc.”

As a result of the Merger, the Company’s common stock ceased to trade on the New York Stock Exchange (“NYSE”) as of the close of trading on March 12, 2007 and became eligible for delisting from the NYSE and termination of registration and suspension of reporting under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CLARK, INC.
Date: March 15, 2007	By:	/s/ Peter Gilman
Name:	Peter Gilman
Title:	President

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